September 10, 2021

Mara Ransom
Chief
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc.
Registration Statement on Form S-3
Filed September 7, 2021
File No. 333-259345

Ladies and Gentlemen:

On behalf of OneWater Marine Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:30 P.M., Washington, D.C. time, on September 14, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

ONEWATER MARINE INC.

By:	/s/ Jack Ezzell
Name:	Jack Ezzell
Title:	Chief Financial Officer

Enclosures

cc:	Katherine Bagley, Division of Corporation Finance, Office of Trade & Services
Katherine Frank, Vinson & Elkins L.L.P.